Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2011 (1)	2012 (1)
Income before extraordinary item	$470	$252
Income taxes	233	98
Capitalized interest	(3)	(5)
	700	345
Fixed charges, as defined:

Interest	209	222
Capitalized interest	3	5
Interest component of rentals charged to operating expense	—	—
Total fixed charges	212	227

Earnings, as defined	$912	$572

Ratio of earnings to fixed charges	4.30	2.52
  ____________

(1)
Excluded from the computation of fixed charges for the nine months ended September 30, 2011 and 2012 is interest income of $13 million and $8 million, respectively, which is included in income tax expense.